

Yuka Ioroi · 3rd

General Manager/Beverage Director at Cassava

San Francisco, California, United States · **Contact info**

242 connections

 Cassava

 American InterContinental University

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Experience



Co-Owner/GM, Beverage Director
Cassava · Self-employed
Mar 2012 – Present · 9 yrs 8 mos
San Francisco



Managing Member
Toliao Ioroi Holding, LLC
Jan 2012 – Present · 9 yrs 10 mos
San Francisco

Corporate operative side of restaurant business work.



Bartender
Starbelly
Aug 2009 – Jan 2012 · 2 yrs 6 mos



Marketing Assistant
Full Plate Consulting
Aug 2008 – Nov 2009 · 1 yr 4 mos

Education



American InterContinental University
Bachelor's degree, Entrepreneurship/Entrepreneurial Studies
2001 – 2003

Business Administration/Entrepreneurship



Pasadena City College
Transferred, General ED
1999 – 2003